Exhibit 99.1

Date: February 16, 2018

To: All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange

Subject: ENERPLUS CORPORATION
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type	Annual Meeting
Record Date for Notice of Meeting :	March 16, 2018
Record Date for Voting (if applicable) :	March 16, 2018
Beneficial Ownership Determination Date :	March 16, 2018
Meeting Date :	May 03, 2018
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	292766102	CA2927661025

Sincerely,

Computershare
Agent for ENERPLUS CORPORATION